Exhibit 99.1

Sinovac Biotech Announces Receipt of Delisting Determination Letter from Nasdaq

BEIJING, November 3, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (Nasdaq: SVA)(”Sinovac”), a leading provider of biopharmaceutical products in China, announced today that on November 1, 2017, the Company received a delisting determination letter from the Staff of the Listing Qualifications Department (the "LQ Staff") of The Nasdaq Stock Market, Inc. ("Nasdaq ") related to the delisting of the Company’s shares.

On May 10, 2017, the LQ Staff notified the Company that it did not comply with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1) (the “Rule”)because it had not filed its annual report on Form 20-F for the year ended December 31, 2016 (the “2016 Annual Report”). The Company submitted a compliance plan on July 10, 2017, and the LQ Staff granted the Company an exception until October 30, 2017 to regain compliance with the Rule.

The Company has not yet filed the 2016 Annual Report. Accordingly, the LQ Staff has determined to delist the Company’s shares due to the Company’s failure to comply with the Rule. The delisting determination letter noted that the Company may appeal the LQ Staff's determination. However, if the Company does not appeal this determination, trading of the Company’s shares will be suspended from The Nasdaq Select Global Market at the opening of business on November 10, 2017, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s shares from listing and registration on The Nasdaq Stock Market.

The Company intends to appeal the LQ Staff’s determination and will request a hearing before the Nasdaq Hearings Panel as set forth in the Nasdaq Listing Rules.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.  For more information, please visit the Company’s website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com